SEC 1473 (09-02)
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Form 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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1.Name and Address of Reporting Person*
J. Patterson McBaine, 50 Osgood Pl, San Francisco CA 94133
2.Date of Event Requiring Statement(Month/Day/Year) 10/11/02

3.I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4.Issuer Name and Ticker or Trading Symbol
Artisoft Inc (ASFT)
5.Relationship of Reporting Person(s) to Issuer
__Director_X_10% Owner__Officer__Other_____________
6.If Amendment, Date of Original (Month/Day/Year)
7.Individual or Joint/Group Filing (Check Applicable Line)
__Form filed by One Reporting Person
__Form filed by More than One Reporting Person

Table I-Non-Derivative Securities Beneficially Owned
1.Title     2.Amount        3.Ownership        4.Nature
   of      Beneficially    Direct (D) or       Beneficial
Security      Owned        Indirect (I)        Ownership

Common        10,500          I          By LP and IAA*


*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts





Table II-Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security
2.Date Exercisable and Expiration Date (Month/Day/Year)
3.Title and Amount of Securities Underlying
Derivative Security
4.Conversion or Exercise Price of Derivative Security
5.Ownership Form of Derivative Securities:
Direct(D) or Indirect(I)(Instr. 5)
6.Nature of Indirect Beneficial Ownership (Instr. 5)

Title      Date/Date  Underlying Amount   Conversion  Ownership  Nature

Ser.B Pref.  NA/NA  	Common  1,399,999   2.3809     I  By LP and IAA*
Warrant    exp.9/30/06  Common    588,000   1.0        I  By LP and IAA*


*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
___________________________

**Signature of Reporting Person
___________________________
Date*
If the form is filed by more than one reporting person, see Instruction 5(b)(v). **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed.
If space is insufficient,
See Instruction 6 for procedure.






http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002